SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53263P 105

(CUSIP Number)

David Gellman

499 Park Avenue, 26th Floor

New York, New York  10022

(212) 940-6864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53263P 105

1	Name of Reporting Persons FdG HVAC LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 53263P 105

1	Name of Reporting Persons FdG Capital Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 53263P 105

1	Name of Reporting Persons David S. Gellman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,374 (3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,374 (3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,374 (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1257% (3)

14	Type of Reporting Person PN

(3) On January 31, 2018, FdG Capital Partners LLC made a pro rata distribution to its members of all securities that Mr. Gellman had a  beneficial interest in. As part of the distribution, Mr. Gellman received from FdG Capital Partners LLC 4,762 shares of Common Stock, 1,844 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share and 2,768 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on July 20, 2016 (the “Schedule 13D”) by (i) FdG HVAC LLC (“FdG HVAC”), (ii) FdG Capital Partners LLC (“FdG Capital”), and (iii) David S. Gellman (together with FdG HVAC and FdG Capital, the “Reporting Persons”) with respect to the securities of Limbach Holdings, Inc. Capitalized terms not defined herein shall have the meaning set forth in the Schedule 13D. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 3.                             Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following after the last paragraph.

On or about December 16, 2016, FdG HVAC made a distribution to its members of its holdings in Limbach Holdings, Inc. and thereafter no longer beneficially owned any such securities. On January 31, 2018, FdG Capital made a pro rata distribution to its members of 1,356,355 shares of Common Stock, 525,322 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, and 787,982 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share. Included in the foregoing distribution were 40,035 shares of Common Stock, 15,504 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, and 23,260 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share distributed to FdG Capital Associates LLC, of which Mr. Gellman is a member and on the board of managers. Mr. Gellman disclaims beneficial ownership of the securities held by FdG Capital Associates LLC except to the extent of his pecuniary interest therein. Following the distribution, none of the Reporting Persons held greater than five percent (5%) of the total securities of the Issuer.

Item 5.                             Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting subsections (a)-(b) and replacing them with the following:

(a) — (b)

(1)                                 Reporting Persons

Number of shares:       0

Percentage of shares:  0%

(2)                                 FdG HVAC LLC

Number of shares:       0

Percentage of shares:  0%

(3)                                 FdG Capital Partners LLC

Number of shares:       0

Percentage of shares:  0

(4)                                 David S. Gellman

Number of shares:       9,374

Percentage of shares:  0.1257%

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

FdG HVAC LLC

/s/ DAVID S. GELLMAN
Name: David S. Gellman
Title: Vice President

FdG CAPITAL PARTNERS LLC

BY:	FDG CAPITAL ASSOCIATES LLC, ITS MANAGING MEMBER,

	BY:	DAVID S. GELLMAN, VICE PRESIDENT

/s/ DAVID S. GELLMAN

DAVID S. GELLMAN

/s/ DAVID S. GELLMAN
David S. Gellman, individually